

Mail Stop 3561

July 13, 2017

Michael T. Speetzen
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re: Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **Form 8-K Furnished April 25, 2017**
> **File No. 001-11411**

Dear Mr. Speetzen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 6. Selected Financial Data, page 21

1. Please expand your disclosure to describe briefly or cross-reference to a discussion of all factors that have materially impacted the comparability of the information reflected in your table of Selected Financial Data. For example, please include a footnote disclosure to describe or cross-reference to discussions of your Transamerican Auto Parts acquisition which impacts the comparability of your current year financial data. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance. In addition, consider whether similar disclosure should accompany your Quarterly Financial Data on page 61 of your filing.

Item 7. Management's Discussion and Analysis
Liquidity and Capital Resources, page 30

2. Please revise your discussion of cash flows from operating, investing and financing activities to discuss all periods presented in your consolidated statements of cash flows. Refer to the guidance outlined in Instruction 1 to Item 303(a) of Regulation S-K.

Form 8-K Furnished April 25, 2017
Exhibit 99.2

3. We note you present bar graphs showing period over period growth of your non-GAAP measures. For example, you present a graph showing the growth in Adjusted Sales and Adjusted Net Income from Q1 2016 to Q1 2017. When you present graphs and discussion of non-GAAP measures, please include similar graphs and discussion of your comparable GAAP results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures "C&DI's".

4. Please revise the titling of your headers to clearly indicate they are in reference to your non-GAAP measures. For example, we note the header on page 12 states "Total Company Sales Guidance," however; it appears this measure is in reference to your non-GAAP "Adjusted Sales" guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure